--------------------------------                  ------------------------------
            FORM 4                                         OMB APPROVAL
--------------------------------                  ------------------------------
|_|  Check this box if no                         OMB Number:          3235-0287
     longer subject to Section                    Expires:     December 31, 2001
     16. Form 4 or Form 5                         Estimated average burden
     obligations may continue.                    hours per response ....... 0.5
     See Instruction 1(b).                        ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

          Hernandez                     Bruce
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Waller-Sutton Management Group, Inc.
     555 North Lane
--------------------------------------------------------------------------------
                                    (Street)

     Conshohocken                       PA                  19428
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Choice One Communications, Inc. (CWON)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     February 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
              (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________

7.   Individual or Joint/Group Filing  (Check Applicable Line)

     |X|  Form Filed by One Reporting Person

     |_|  Form Filed by More than One Reporting Person

================================================================================
                                   TABLE I --
     Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================================

                                                                               5. Amount
                                   3. Transaction  4. Securities Acquired         of Securities    6. Ownership     7. Nature
                                      Code            (A) or Disposed of (D)      Beneficially        Form: Direct     of Indirect
1. Title of     2. Transaction        (Instr. 8)      (Instr. 3, 4 and 5)         Owned at End        (D) or           Beneficial
   Security        Date            ------------------------------------------     of Month            Indirect (I)     Ownership
   (Instr. 3)      (Month/Day/Year)   Code   V        Amount (A)or(D) Price       (Instr. 3 and 4)    (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the Form is filed by more than one Reporting Person, see Instruction
   4(b)(v).

                                                        SEC 1474 (7/96)   (Over)

                                    -1 of 2-

 TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                           5. Number
                                              of Deriv-
                                              ative     6. Date     7. Title and
                                              Securities   Exer-       Amount of
                                              Acquired     cisable     Under-                  9. Number   10. Owner-
                                 4. Trans-    (A) or       and Ex-     lying                      of Deriv-    ship
                                    action    Disposed     piration    Secur-                     ative        Form of
                                    Code      of (D)       Date        ities                      Secur-       Deriv-   11. Nature
                                    (Instr.   (Instr.      (Month/     (Instr.                    ities        ative        of
1. Title   2. Conver-               8)        3, 4, 5)     Day/Year)   3 and 4)                   Benefi-      Security:    Indirect
   of         sion or  3. Trans- -------------------------------------------------- 8. Price of   cially       Direct       Bene-
   Deriv-     Exercise    action                                             Amount    Deriv-     Owned at     (D) or       ficial
   ative      Price of    Date                          Date   Ex-             of      ative      End of       Indirect     Owner-
   Security   Deriv-      (Month/                       Exer-  pir-          Number    Security   Month        (I)          ship
   (Instr.    ative       Day/                          cis-   ation           of      (Instr.    (Instr.      (Instr.      (Instr.
   3)         Security    Year)  Code   V     (A)  (D)  able   Date   Title  Shares    5)         4)           4)           4)
------------------------------------------------------------------------------------------------------------------------------------
Director   $15,063     2/1/01    A      V    5,000      2/1/02 2/1/11 Common  5,000                5,000(3)
Stock                                        (1)        (2)           Stock
Option
(Right
to buy)
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====================================================================================================================================

Explanation of Responses:

(1) Option to purchase shares of Issuer's common stock granted under its 1999 Director Stock Option Plan.

(2) These shares vest over a four year period such that 25% of the grant may vest upon each year anniversary of the grant.

(3) See Attached.

/s/ Bruce Hernandez
-----------------------------------
Bruce Hernandez                                            February 20, 2001
                                                       -------------------------
                                                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                    Page 2 of 3
                                                                 SEC 1474 (7/96)

                                    -2 of 3-

Reporting Person: Hernandez, Bruce
Issuer Name: Choice One Communications, Inc. (CWON)
Statement for: February 2001


(3) Reporting Person disclaims beneficial ownership of all of the securities reported. Reporting Person was initially appointed as a director pursuant to Waller-Sutton Media Partners, L.P.'s ("Waller-Sutton") right to nominate a director to the Issuer. Reporting Person has agreed to hold for the benefit of or cause to be issued directly to, or to be assigned to, Waller-Sutton any securities which he might otherwise be entitled to receive from a portfolio company in which Waller-Sutton invests. The Issuer is a portfolio company in which Waller-Sutton has invested. Accordingly Waller-Sutton is the beneficial owner of the securities reported.



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